Exhibit 99.1

Lombard Medical Announces Successful Completion of First 15 Cases in Japan for IntelliFlex™ LP Delivery System for the Aorfix™ Endovascular Stent Graft

OXFORDSHIRE, England--(BUSINESS WIRE)--February 7, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a medical device company focused on endovascular aneurysm repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced that physicians in Japan have successfully treated the first 15 patients using its innovative new IntelliFlex™ LP Delivery System for the Aorfix™ Endovascular Stent Graft since launch on February 1, 2017.

Aorfix with IntelliFlex is exclusively distributed in Japan by Medico’s Hirata Inc., one of the country’s leading suppliers of vascular products with proven expertise in building significant market share for AAA stent grafts.

IntelliFlex is used in conjunction with the Aorfix endovascular stent graft, the only AAA stent graft with global regulatory approvals to treat aortic neck angulation up to 90 degrees. IntelliFlex is designed to be easy and intuitive to use, is low profile and compact, and incorporates numerous ergonomic features designed in collaboration with physicians.

Dr. Naoki Toya, Consultant Vascular Surgeon, Tokyo Jikei University Kashiwa Hospital, commented, “We have had good experience with the Aorfix stent graft and now following our initial cases with the new IntelliFlex delivery system, we are extremely impressed by the control and precision of placement with the new technology.”

“Gaining Japan regulatory approval for the IntelliFlex LP Delivery System has been a primary strategic goal for the company. With that in hand, we are excited by the potential for growth in our business in Japan for the Aorfix stent graft now paired with IntelliFlex and its significant advantages,” said Lombard Medical CEO Simon Hubbert. “We continue to innovate and expand the capabilities of our core technologies in key global markets and look forward to seeing the benefits of IntelliFlex reflected from our customers’ experience and patient outcomes.”

Japan is the world’s second largest standalone EVAR market, is estimated at 10% of the global market and has been growing at an average rate of approximately 18%. In Japan, there are approximately 400 physicians at 200 clinics performing EVAR and it is estimated that approximately 55% of Japanese AAA patients are treated using this method.1

About Aorfix Endovascular Stent Graft
Aorfix is an endovascular stent graft system for treating infra-renal aortic and aorto-iliac aneurysms, also known as abdominal aortic aneurysms (AAAs). When placed within the aneurysm, Aorfix creates an internal bypass of the aneurysm to reduce the risk of rupture. Aorfix is the first and only endovascular stent graft with global approvals for the treatment of patients with aortic neck angulations up to 90 degrees. Aorfix features an exclusive helical and circular design that allows it to conform to the natural contours of human anatomy, including aortic necks with high angulations and iliac arteries with extreme bends. Aorfix has been evaluated in three studies and used in more than 7,000 procedures worldwide. Aorfix has a CE Mark, Japan regulatory approval, and received FDA approval in 2013.

About Abdominal Aortic Aneurysms (AAAs)
AAAs are balloon-like enlargements of the aorta which if left untreated, may rupture and cause death. Approximately 4.5 million people are living with AAAs in the developed world and each year more than 500,000 new cases are diagnosed. In the U.S., aortic aneurysm disease is among the leading causes of death and it is estimated that 1.5 million people have an abdominal aortic aneurysm.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Oxfordshire, UK-based medical device company focused on the $1.8bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs). The Company has global regulatory approval for Aorfix, an endovascular stent graft that has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees. The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

1 Medtech Ventures: Aortic Intervention Market (2014)

CONTACT:
Lombard Medical, Inc.
Simon Hubbert, +44 (0)1235 750 800
Chief Executive Officer
or
William J. Kullback, +1 858 750 5245
Chief Financial Officer